UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

Bullfrog Gold Corp.

(Exact name of registrant as specified in its charter)

000-54653

(Commission File Number)

Delaware	41-2252162
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

897 Quail Run Drive

Grand Junction, Colorado 81505

(Address of principal executive offices)

(970) 628-1670

(Registrant’s telephone number)

BULLFROG GOLD CORP.

897 Quail Run Drive

Grand Junction, Colorado 81505

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

October 13, 2020

INTRODUCTION

This Information Statement is being mailed to shareholders of record as of October 9, 2020 of the shares of common stock and Series B Preferred Stock of Bullfrog Gold Corp., a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our shareholders). Accordingly, the change in a majority of our directors described herein will not occur until at least 10 days following the mailing of this Information Statement.

As used in this Information Statement, unless the context otherwise requires or where otherwise indicated, “we”, “our”, “us”, the “Company” and similar expressions refer to Bullfrog Gold Corp.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF BULLFROG GOLD CORP.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY OR TAKE ANY OTHER ACTION.

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TRANSACTIONS RESULTING IN CHANGE IN DIRECTORS

On October 9, 2020, we entered into a membership interest purchase agreement (the “MIPA”) among the Company, Homestake Mining Company of California (“Homestake”), and Lac Minerals (USA) LLC (“Lac Minerals” and together with Homestake, the “Barrick Parties”).

Pursuant to the MIPA, the Company agreed to purchase from the Barrick Parties, and the Barrick Parties agreed to sell to the Company, all of the equity interests (the “Equity Interests”) in Bullfrog Mines LLC (“BMLLC”), the successor by conversion of Barrick Bullfrog Inc. (the “Acquisition Transaction”).

Under the Acquisition Transaction, in consideration for the purchase of the Equity Interests in BMLLC, the Company will issue or provide to the Barrick Parties and/or to Barrick Gold Corporation (“Barrick”), (i) 54,600,000 units of the Company, each unit consisting of one share of common stock and one four-year warrant to purchase one share of common stock at an exercise price of C$0.30, (ii) a 2% net smelter returns royalty granted on all minerals produced from the Patented Claims and the Unpatented Claims (each as defined in the MIPA), pursuant to a royalty deed to be entered into in connection with and upon closing of the Acquisition Transaction among BMLLC and the Barrick Parties, and (iii) certain investor rights, including anti-dilution rights, pursuant to an investor rights agreement to be entered into in connection with and upon closing of the Acquisition Transaction, among the Company, Augusta Investments Inc. (“Augusta”), and Barrick.

On October 9, 2020, the Company also entered into subscription agreements with Augusta and certain other individuals identified by Augusta (together, the “Augusta Group”), pursuant to which the Company agreed to issue and sell to the Augusta Group, and the Augusta Group agreed to purchase from the Company, an aggregate of 110,000,000 units, at a purchase price of C$0.20 per unit, for an aggregate purchase price of C$22,000,000 (the “Financing Transaction,” and together with the Acquisition Transaction, the “Transactions”). Each unit will consist of one share of common stock and one four-year warrant to purchase one share of common stock at an exercise price of C$0.30. In addition, pursuant to the investor rights agreement, the Company will grant Augusta certain investor rights, including anti-dilution rights on the same terms as the anti-dilution rights granted to Barrick.

Upon and as a condition to the closing of the Transactions, the Board of Directors and management of the Company will be reconstituted as follows: (i) all directors of the Company (other than David Beling) will resign, and each of Daniel Earle, Maryse Bélanger and Donald R. Taylor will be appointed as a director, and (ii) all senior management of the Company will resign, and the following persons will be appointed officers of the Company: Maryse Bélanger will be appointed as President and Chief Executive Officer, Michael McClelland will be appointed as Chief Financial Officer, and Johnny Pappas will be appointed as Vice President, Environmental and Planning. Ms. Bélanger, Mr. Earle and Mr. Taylor are subscribers under the Financing Transaction in the amounts of C$250,000, C$500,000 and C$200,000, respectively.

Pursuant to the investor rights agreement, we will also grant to Barrick the right to designate one member of the Board of Directors of the Company, subject to the terms and conditions set forth therein. Barrick’s nominee, if identified by Barrick in advance of closing of the Transactions, will also be appointed as a director of the Company upon closing of the Transactions.

The closing of the Transactions will be subject to customary closing conditions.

VOTING SECURITIES

As of October 9, 2020, the Company is authorized to issue 750,000,000 shares of common stock, $0.0001 par value per share and 250,000,000 shares of preferred stock, par value $0.0001 per share. As of October 9, 2020, 161,230,237 shares of common stock and 19,229,166 shares of Series B Preferred Stock were issued and outstanding. Each share of common stock entitles the holder to one vote and each share of Series B Preferred Stock entitles the holder to such number of votes equal to the number of shares of common stock the Series B Preferred Stock are convertible into. Each share of Series B Preferred Stock is convertible into one share of common stock, provided that, shares of Series B Preferred Stock may not be converted into shares of common stock to the extent such conversion would cause the holder to beneficially own more than 4.99% of the Company’s outstanding common stock, (which may be increased or waived upon 61 days’ written notice).

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SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

As of October 9, 2020, we had 161,230,237 shares of common stock issued and outstanding. The following table sets forth information known to us relating to the beneficial ownership of such shares as of such date by:

●	each person who is known by us to be the beneficial owner of more than 5% of our outstanding voting stock;

●	each director;

●	each named executive officer; and

●	all named officers and directors as a group.

The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of October 9, 2020. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them.

Name and Address	Shares Owned	Percentage
David Beling (1) 897 Quail Run Drive Grand Junction, CO 81505	33,162,204	20.1

Alan Lindsay (2) 10 Market St, Ste 246 Camana Bay Grand Cayman, Cayman Islands KY1-9006	11,807,511	7.2

Kjeld Thygesen (3) No. 7 Hudson House Hortensia Road London, SW 10 0QR	4,500,000	2.8

Tyler Minnick (4) 2216 DaVinci Place Grand Junction, CO 81507	1,805,000	1.1

Southern Empire Resources Corp.(5) 789 West Pender St., Suite 420 Vancouver, BC V6C 1H7	8,750,000	5.4

All executive officers and directors as a group (4 persons)	51,274,715	29.9

(1) Includes the following (all of which are held by the Beling Family Trust, of which David Beling is the trustee and has voting and dispositive power): 29,387,204 shares of common stock and 3,775,000 shares underlying options.

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(2) Includes the following: 2,915,000 shares underlying options; 375,000 shares underlying warrants; and 8,517,511shares of common stock which includes 151,874 shares held by Mr. Lindsay’s wife.

(3) Includes the following: 1,000,000 shares underlying options, 500,000 shares underlying warrants; and 3,000,000 shares of common stock held by Mr. Thygesen.

(4) Includes the following: 1,705,000 shares underlying options, and 100,000 shares of common stock held by Mr. Minnick.

(5) Excludes shares underlying warrants which are not exercisable to the extent such exercise would cause the holder to beneficially own more than 4.99% of our outstanding common stock.

As set forth above, the Company also has 19,229,166 shares of Series B Preferred Stock outstanding. 666,666 of such shares are held by Joyce Lindsay (the wife of Alan Lindsay) and the remaining 18,562,500 shares are held by NPX Mining, Inc.

DIRECTORS AND EXECUTIVE OFFICERS

Current Officers and Directors of the Company

The following discussion sets forth information regarding our current executive officers and directors.

Name	Age	Position
David Beling	79	President, Chief Executive Officer, Secretary, Treasurer and Director
Alan Lindsay	69	Chairman
Kjeld Thygesen	73	Director
Tyler Minnick	50	Chief Financial Officer

David Beling was appointed as the Company’s President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director on July 27, 2011. Mr. Beling has been a management consultant with D C Beling & Associates, LLC since January 1, 2011 and was Executive Vice President and Chief Operating Officer of Geovic Mining Corp. from January 1, 2004 through December 31, 2010. Mr. Beling has served as a member of the board of directors of NioCorp Developments Ltd., formerly Quantum Rare Earths Dev. Corp since June 6, 2011 and Animas Resources Ltd. since June 5, 2012. Mr. Beling was a member of the Boards of Directors of Coyote Resources, Inc. from March 17, 2011 until September 2011, Romarco Minerals, Inc. until September 2009 and Rare Element Resources until March 2008. Mr. Beling was the President and COO of AZCO Mining Inc. from 1992 through 1996 and the Senior Vice President of Hycroft Resources & Dev. Inc. from 1987 until 1992. He previously worked for several major US and junior Canadian mining companies. Mr. Beling was chosen as a director of the Company based on his extensive professional, management and executive experience in the mining industry, particularly with the evaluation, development and production of several precious metal projects.

Tyler Minnick was appointed as the Chief Financial Officer of the Company in April 2019. From August 2011 to September 2014 he was the Director of Finance and Administration as a full-time employee of the Company and has been working as a consultant with the Company since September 2014. His principal occupation since September 2018 is acting as a Certified Public Accountant with Grand Mesa CPAs, LLC. From May 2018 to September 2018, he was a financial reporting manager with Bowie Resources, LLC, and from September 2014 to May 2018, he was the Director of Finance and Administration of the Grand Junction Airport.

Mr. Lindsay was appointed as the Company’s Chairman on July 27, 2011. Mr. Lindsay has served on the Board of Terra Firma Resources Inc. since August 2011. Mr. Lindsay is the co-founder of Uranium Energy Corp. in 2005 and continues to serve as its Chairman. He is also a founder of MIV Therapeutics Inc. and from 2001 to January 2008 served as the Chairman, President and CEO. Mr. Lindsay was a founder of AZCO Mining Inc. and served as Chairman, President and CEO from 1992 to 2000. Mr. Lindsay also co-founded Anatolia Minerals Development and New Oroperu Resources, two publicly traded companies with gold discoveries. Mr. Lindsay was Chairman of TapImmune from 2007 to 2009 and helped reorganize the company and arranged for the acquisition of the technology from The University of British Columbia. Mr. Lindsay was a Director of Strategic American Oil Corporation from 2007-2010. Mr. Lindsay also served on the Board of Hana Mining Ltd. from 2005 to 2008. Mr. Lindsay was chosen to be a director of the Company based on his general industry experience.

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Mr. Thygesen was appointed to the Company’s Board of Directors on September 28, 2016. Mr. Thygesen’s extensive experience, particularly in precious metals, includes positions at Musgrave Investments Ltd, a Monaco based family office, where has been a Resource Advisor, since 2005; Resource Development Partners Ltd, a regulated investment manager under the Financial Conduct Authority of the UK, from 2012 - 2017; Resource Investment Trust PLC, a closed end, London listed resource investment company, where he was Investment Director from 2002 – 2006; and Ivanhoe Mines Ltd, a Canadian mining company with major interests in Asia, where he was an Independent Director on audit and governance committees, from 2001 - 2011. Mr. Thygesen received a B. Commerce, with majors in economics and accountancy, from the University of Natal - South Africa in 1968. Mr. Thygesen’s precious metals experience qualifies him to serve on our board of directors.

Officers and Directors Following the Closing of the Transactions

Following the closing of the Transactions, our executive officers and directors will be as follows:

Name	Age	Position
David Beling	79	Director
Maryse Bélanger	59	President, Chief Executive Officer and Director
Michael McClelland	42	Chief Financial Officer
Daniel Earle	39	Director
Donald R. Taylor	63	Director
Johnny Pappas	61	Vice President, Environmental & Planning

Biographical information regarding Mr. Beling is set forth above.

Maryse Bélanger brings over 30 years of experience with senior gold companies globally with proven strengths in operational excellence and efficiency, technical studies and services. She has provided oversight and project management support through some of the mining industry’s key strategic acquisitions. Ms. Bélanger has served as a director of Sherritt International Corporation since February 2018 and as a director of Pure Gold Mining Inc. since February 2020. From July 2016 to July 2019, Ms. Bélanger was President, COO and Director of Atlantic Gold Corporation, where she successfully guided the company in taking its Touquoy Mine in Nova Scotia from construction to commissioning, ramp up and full production, through its eventual acquisition by St. Barbara for C$722 million. She previously, from 2014 to 2016, served as CEO and Managing Director of Mirabela Nickel Ltd. where she is credited with the successful turnaround of the Santa Rita mine in Brazil during a period of extremely low metal prices. From 2011 to 2014, Ms. Bélanger was a senior executive with Goldcorp where she was ultimately appointed Senior Vice President, Technical Services. Prior to Goldcorp, Ms. Bélanger was Director, Technical Services for Kinross Gold Corporation for Brazil and Chile. Ms. Bélanger is an active Board Member of Sherritt, Pure Gold and Plateau Energy Metals and has served on the boards of Mirabela, True Gold, Newmarket Gold and Atlantic Gold. Ms. Bélanger’s gold industry experiences qualifies her to serve on our board of directors.

Michael McClelland has over 15 years of experience in accounting and finance. He has served as the Chief Financial Officer of Titan Mining Corporation since March 2018. He was formerly, from February 2016 to March 2018, the Chief Financial Officer of Bisha Mining Share Company, an operating subsidiary of Nevsun Resources. He previously, from June 2006 to January 2015, worked for Goldcorp as the Mine General Manager at Wharf Resources (now owned by Coeur Mining), and prior to that, from January 2013 to January 2015, was Director of Finance, Canada and USA. Mr. McClelland started his career at KPMG LLP as a Senior Accountant with the mining group. He is a Chartered Accountant and has a Bachelor of Arts in Economics from Simon Fraser University in British Columbia, Canada.

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Daniel Earle has over 17 years of experience in mining capital markets and global mining operations and has been, since November 2019, the President, CEO and a Director of Solaris Resources Inc. Prior to Solaris, Mr. Earle was the Vice President and Director at TD Securities Inc. where he covered companies in the precious and base metals sectors as an equity research analyst for over 12 years. During that time, he established himself as one of the leading authorities on exploration and development stage mining projects. Prior to joining TD Securities in 2007, Mr. Earle was a senior executive with a number of Canadian and U.S. public mineral exploration and mining companies. Mr. Earle’s mining capital markets and operations experience qualifies him to serve on our board of directors.

Donald R. Taylor has over 30 years of domestic and international mineral exploration experience taking projects from exploration to mining. He is the recipient of the 2019 Society of Mining, Metallurgy and Exploration’s Robert M. Deyer Award and the 2018 recipient of the Prospectors and Developers Association of Canada’s Thayer Lindsley Award for the 2014 discovery of the Taylor lead-zinc-silver deposit. Mr. Taylor has worked extensively for large and small cap companies. He is currently the Chief Executive Officer and Director of Titan Mining Corporation (since September 2018); prior thereto, he was the Chief Operating Officer of Arizona Mining Inc. from May 2012 to August 2018 and Vice President, Exploration from June 2012 to May 2012; and prior thereto, he was Vice President, Exploration of The Doe Run Company from October 1999 to May 2010. Mr. Taylor is also currently a director of Solaris Resources Inc. Mr. Taylor’s mining exploration industry experience qualifies him to serve on our board of directors.

Johnny Pappas has a distinguished career in the field of environmental management and permitting. Mr. Pappas recently, from January 2016 to August 2018, held the position of Vice-President, Environmental and Permitting for Arizona Mining where he directed the permitting of the Hermosa Taylor Deposit Project, Director of Environmental Affairs for Romarco Minerals Inc., from September 2009 to December 2015, where he was instrumental in directing the federal and state permitting of the Haile Gold Mine; the first gold mine permitted east of the Mississippi in the last 20 years. He was previously, from May 2008 to August 2009, the Environmental Manager of the Climax Mine. In addition, he has held several Senior Environmental Engineer positions with Pacificorp, Plateau Mining and Santa Fe Pacific Gold. Mr. Pappas holds a B.Sc. degree in Geology and Business Administration. Mr. Pappas is recognized as a leader in his field and has won numerous awards including: the 2003 “Best of the Best” Award – awarded by the Department of Interior’s Office of Surface Mining in recognition for extraordinary personal commitment and outstanding contribution for the reclamation success at the Castle Gate Mine and the 2003 “Excellence in Surface Coal Mining Reclamation” Award.

As noted above, pursuant to the investor rights agreement, we will also grant to Barrick the right to nominate a director of the Company.

Terms of Office

Our directors hold office until the earlier of (i) the next annual meeting of our shareholders, (ii) the date on which they are removed from the board or (iii) the date on which they resign. Officers serve at the discretion of the Board of Directors, subject to the terms of any applicable employment agreements.

Family Relationships

There are no family relationships among our current directors and executive officers or among the persons who will be our executive officers and directors following the closing of the Transactions.

Legal Proceedings

Involvement in Certain Legal Proceedings

During the past ten years, none of our current directors or executive officers, and none of the persons who will be our executive officers and directors following the closing of the Transactions, has been:

●	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

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●	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
●	subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or any Federal or State authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;
●	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law;
●	the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (a) any Federal or State securities or commodities law or regulation; (b) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (c) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
●	the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder of more than 5 percent of any class of our voting securities, is an adverse party to us or has a material interest adverse to our interest.

Change of Control Arrangements

We have no pension or compensatory plans or other arrangements which provide for compensation to our directors or officers in the event of a change in our control, except with respect to Mr. Beling’s employment agreement, which provides, subject to certain conditions, for a severance payment of 12 months’ base salary in the event that Mr. Beling terminates his employment with us within 12 months of a change in control. There are no arrangements known to us the operation of which may at a later date result in a change in control of our company, except pursuant to the Transactions, as set forth above.

TRANSACTIONS WITH RELATED PERSONS

Except as described below, since January 1, 2018, there have been no transactions, whether directly or indirectly, between the Company and any of its officers, directors or their family members, or any beneficial holder of 5 percent or more of our outstanding voting stock.

On October 10, 2019, the Company issued 500,000 shares of common stock to each board member for a total of 1,500,000 shares with the fair market value of $0.17 per share.

On November 12, 2018, the Board of Directors approved a stock compensation distribution to its three board members. The Company issued 500,000 shares of common stock to each for a total of 1,500,000 shares with the fair market value of $0.046 per share.

Pursuant to Mr. Beling’s employment contract with the Company, the Company has agreed to reimburse Mr. Beling $600 per month for space used for the Company’s current principal executive office.

On January 7, 2020, the Board of Directors approved the issuance of 350,000 stock options to Tyler Minnick, the Company’s chief financial officer, with an exercise price of $0.11 per share determined by the closing price of the Company’s common stock as of January 7, 2020. The options are 100% percent vested as of the grant date.

On August 4, 2020, the Company issued options to purchase 500,000 shares of common stock to Tyler Minnick, the Company’s Chief Financial Officer, with an exercise price of $0.18 per share determined by the closing price of the Company’s common stock as of August 4, 2020. The options are fully vested as of the grant date and have a term of 10 years. In addition, Mr. Minnick received $26,000 in consulting fees from the Company for the six months ended June 30, 2020 and $41,000 in consulting fees from the Company for the year ended December 31, 2019.

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On August 4, 2020, the Company issued 500,000 shares of common stock to each of the Company’s directors, Alan Lindsay, Kjeld Thygesen, and David Beling, for services.

The Company has not adopted policies for the approval of related party transactions.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and certain persons who own more than 10% of a registered class of the Company’s equity securities (collectively, “Reporting Persons”), to file reports of ownership and changes in ownership (“Section 16 Reports”) with the Securities and Exchange Commission (the “SEC”). Based solely on its review of the copies of such Section 16 Reports received by the Company, all Section 16(a) filing requirements applicable to the Company’s Reporting Persons during and with respect to the fiscal year ended December 31, 2019 have been complied with on a timely basis, except that a Form 3 was filed late by Tyler Minnick, and a Form 4 was filed late by Tyler Minnick, resulting in one transaction not being reported on a timely basis, and a Form 4 was filed late by Alan Lindsay, resulting in one transaction not being reported on a timely basis.

CORPORATE GOVERNANCE

Director Independence

We are not subject to any director independence standards. Using the definition of independence set forth in the rules of the NYSE American, Mr. Thygesen and Mr. Lindsay would be considered independent directors of the Company. Following the closing of the Transactions, the Board of Directors will engage in a formal evaluation of independence with respect to each of Daniel Earle and Donald R. Taylor.

Board of Directors’ Meetings

Our Board of Directors did not hold any formal meetings during the year ended December 31, 2019 but did take action by unanimous written consent in lieu of meetings on occasion.

Committees

In May 2019, the Board of Directors adopted an audit committee charter and appointed members. The audit committee charter is available on our website at www.bullfroggold.com. Given our size and the development of our business to date, we believe that the Board of Directors and Audit Committee can perform all of the duties and responsibilities which might be contemplated by additional committees. We do not have an audit committee financial expert because we do not have the resources to retain such an individual at this time.

Except as may be provided in our bylaws, we do not currently have specified procedures in place pursuant to which security holders may recommend nominees to the Board of Directors.

Audit Committee

Our audit committee consists of Alan Lindsay and Kjeld Thygesen, each of whom is a non-employee director, and David Beling, President and CEO. The audit committee members are also the Board of Directors. Our audit committee did not have formal meetings during 2019.

Our audit committee is responsible for, among other things:

●	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

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●	evaluating the qualifications, performance and independence of our independent auditors;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

●	reviewing the adequacy and effectiveness of our internal control policies and procedures;

●	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

●	preparing the audit committee report that the SEC requires in our annual proxy statement.

Board Leadership Structure

Although we have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, we have determined that it is in the best interests of the Company and its shareholders to separate these roles. Mr. Beling is our President and Chief Executive Officer. Mr. Lindsay is the Chairman of our Board of Directors. We believe it is in the best interest of the Company to have the Chairman and Chief Executive Officer roles separated because it allows us to separate the strategic and oversight roles within our board structure.

Our Board’s Role in Risk Oversight

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s appetite for risk. While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

Employee, Officer and Director Hedging

We have not adopted any practices or policies relating to employee, officer and director hedging.

Communications with the Board of Directors

Stockholders and other parties may communicate directly with the Board of Directors or the relevant board member by addressing communications to:

Bullfrog Gold Corp.

c/o Corporate Secretary

897 Quail Run Drive, Grand Junction, Colorado 81505

All stockholder correspondence will be compiled by our corporate secretary and forwarded as appropriate.

Director Attendance at Annual Meetings

While we do not have a formal policy regarding attendance at annual meetings, we as a general matter expect that the directors will attend the annual meeting of our stockholders.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The table below sets forth, for the last two fiscal years, the compensation earned by our chief executive officer and chief financial officer. No other executive officer had annual compensation in excess of $100,000 during the last two fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)*	Option Awards ($)*	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
David Beling, President,	2018	100,000	—	$23,000	—	—	—	—	$123,000
Chief Executive Officer, Secretary, Treasurer and Director	2019	100,000	—	$85,000	—	—	—	—	$185,000

Tyler Minnick, Chief Financial Officer(1)	2019	—	—	—	—	—	—	$41,040	$41,040

* Represents the aggregate grant date fair value computed in accordance with FASB 123. See Form 8K filed October 15, 2019 and November 15, 2018 for stock awards in 2019 and 2018, respectively.

(1) Mr. Minnick has served as Chief Financial Officer of the Company since April 2019. Mr. Beling previously served as the Company’s Chief Financial Officer.

Employment Agreements

On July 1, 2014, we entered into an employment agreement with David Beling pursuant to which Mr. Beling would serve as our President and Chief Executive Officer for a period of one year (with an automatic one year extension each anniversary date) in consideration for an annual salary of $200,000. Since January 1, 2016, Mr. Beling has agreed to accept a base salary of $100,000. Mr. Beling will receive a severance payment in connection with the Transactions based on his stated base salary of $200,000 under the employment agreement.

Upon termination of Mr. Beling’s employment prior to expiration of the employment period (unless Mr. Beling’s employment is terminated for cause or Mr. Beling terminates his employment without good reason, as set forth in Mr. Beling’s employment agreement), Mr. Beling will be entitled to receive an amount equal to 12 months base salary.

Outstanding Equity Awards At Year End December 31, 2019

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options: (#) Exercisable	Number of Securities Underlying Unexercised Options: (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)
David Beling	1,775,000	—	$0.025	03/30/2025	—
David Beling	2,000,000	—	$0.136	12/01/2027	—
Tyler Minnick	355,000	—	$0.025	03/30/2025	—
Tyler Minnick	500,000	—	$0.136	12/01/2027	—

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Director Compensation

We have not adopted compensation arrangements for members of our Board of Directors. During the year ended December 31, 2019, none of our directors received cash compensation for serving on our Board of Directors. However, on October 3, 2019, the Board of Directors of the Company approved a stock compensation distribution to board members Alan Lindsay, Kjeld Thygesen and David Beling. On October 10, 2019, we issued 500,000 shares to each director for a total of 1,500,000 shares with the fair market value of $0.17 per share determined by the closing price of the Company’s common stock as of October 11, 2019.

The shares and options are 100% vested as of the grant date.

The following table shows compensation paid to our directors (excluding compensation included under our summary compensation table above).

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)*	Option Awards ($)	All Other Compensation ($)	Total ($)
Alan Lindsay	—	85,000	—	—	85,000
Kjeld Thygesen	—	85,000	—	—	85,000

* Represents the aggregate grant date fair value computed in accordance with FASB 123. See Form 8-K filed October 15, 2019 for stock awards in 2019.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file periodic reports, proxy statements and other information with the SEC. You may read and copy this information by accessing the SEC’s website at https://www.sec.gov. You may also send communications to our Board of Directors at Bullfrog Gold Corp., 897 Quail Run Drive Grand Junction, CO 81505, Attention: Corporate Secretary.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only. This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 13, 2020

BULLFROG GOLD CORP.

By:	/s/ David Beling
David Beling
Chief Executive Officer

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